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                                              UNITED STATES
                                    SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549


                                               SCHEDULE 13G

                               Under the Securities Exchange Act of 1934*





                                      SPECTRUM PHARMACEUTICALS, INC.
                               -------------------------------------------

                                             (Name of Issuer)

                                   Common Stock, $0.001 par value
                               -------------------------------------------
                                      (Title of Class of Securities)

                                             84763A108
                                    -------------------------------------
                                         (CUSIP Number)

                                                  August 13, 2003
            -------------------------------------------------------------------
                         (Date of Event Which Requires Filing of this Statement)



             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  [ ]  Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 84763A108                  SCHEDULE 13G           Page  2  of 5 Pages

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 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             North Sound Capital LLC (1)(2)
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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                             (b) [ ]

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 3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                                    5      SOLE VOTING POWER
                  NUMBER OF                 0
                    SHARES          -------------------------------------------
                BENEFICIALLY
                   OWNED BY        6      SHARED VOTING POWER
                     EACH                  259,500
                  REPORTING         -------------------------------------------
                    PERSON         7      SOLE DISPOSITIVE POWER
                     WITH                    0
                                   --------------------------------------------
                                   8      SHARED DISPOSITIVE POWER

                                           259,500
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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        259,500
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [ ]

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.3%
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--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

(1) The ultimate managing member of North Sound Capital LLC is Thomas McAuley. The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of various funds who are the holders of such shares. As the managing member of the funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the funds.

(2) DMG Advisors LLC changed its name to North Sound Capital LLC effective April 1, 2003.
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CUSIP No. 84763A108       SCHEDULE 13G                  Page   3  of   5  Pages

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Item 1(a).        Name of Issuer:

                  Spectrum Pharmaceuticals, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  157 Technology Drive
                  Irvine, California 92618

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  North Sound Capital LLC
                  53 Forest Avenue, Suite 202
                  Old Greenwich, CT 06870
                  Delaware limited liability company

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.001 par value

Item 2(e).        CUSIP Number:

                  84763A108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership.        As of August 13, 2003:

                  (a) Amount beneficially owned: 259,500 shares of Common Stock.

                  (b) Percent of Class:6.3%

                  (c) Number of shares as to which such person has:

                          (i) sole power to vote or direct the vote: 0

                          (ii) shared power to vote or direct the vote: 259,500

                          (iii) sole power to dispose or direct the disposition
                                of: 0

                          (iv) shared power to dispose or direct the
                                disposition of: 259,500

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CUSIP No. 84763A108            SCHEDULE 13G             Page   4  of   5  Pages

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Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 84763A108                SCHEDULE 13G         Page   5  of   5  Pages

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                               SIGNATURE

      After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

      Dated:  August 22, 2003


                                               NORTH SOUND CAPITAL LLC


                                              By:      /s/ Thomas McAuley
                                                       ------------------------
                                              Name:    Thomas McAuley
                                              Title:   Chief Investment Officer